THE SOURLIS LAW FIRM
                      Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*			214 Broad Street
Philip Magri, Esq.+				Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+ #			(732) 530-9007 Fax (732) 530-9008
 						www.SourlisLaw.com
* Licensed in NJ				Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

        ______________________________________________________________

VIA EDGAR CORRESPONDENCE

October 6, 2010

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20005

Attn:	Amanda Ravitz-Branch Chief - Legal

	RE:	Ballroom Dance Fitness, Inc.
		Amendment No. 2 to Registration Statement on Form S-1
		Filed August 20, 2010
		File No.: 333-167249

Dear Ms. Ravitz:

Below please find our responses to the Staff's comment letter, dated September 9, 2010 (the "Comment Letter"), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Also, please be advised that the Company has filed Amendment No. 3 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system. A hard copy of this response letter and Amendment No. 3, marked to show changes from Amendment No. 2, are being sent to you via overnight mail.

Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter.

				Very truly yours,

				/s/ Virginia K. Sourlis

General

	1.	We note that on your website, you currently indicate that you are seeking funding in the amount of $600,000 - $1 million in the form of a convertible debenture with an option to convert to public stock. Please advise as to how this does not constitute a general solicitation of securities in violation of Section 5 of the Securities Act.

Response:

The Company has deleted such language from the Company's investor website.

	2.	We note your response to our prior comment one.  Please revise throughout your filing to clarify, in each instance where you discuss that you need to sell 50% of your shares, that you can produce the DVD and start advertising with 25% funding success.

Response:

We have revised the document to comply with Comment #2.

	3.	Please update the body of your prospectus to include financial data from your most recent quarter.

Response:

We have revised the document to company with Comment #3.

Risk Factors, page 8

General

	4.	 Please add a risk factor in which you discuss the current state of the economy and the potential effect this may have on your ability to obtain financing and on your ability to sell fitness videos.

Response:

We hare add the requested risk factor.

	5.	Please add a risk factor to disclose that the salary of Mr. Sean and Mr. William Forhan will receive out of the offering proceeds and that as the persons in control o the company, they will have the ability to set their own compensation.

Response:

We hare add the requested risk factor.

We will need to obtain additional financing, page 9

	6.	We note your statement that at your current state of operations, you will need roughly $50,000 for the next 12 months. Please advise as to the basis for this estimate and disclose your monthly burn rate.

Response:

We have revised the document to comply with Comment #6.

Growth Strategy Objective, page 17

	7.	Please revise this section to reconcile the numbers.  For example, we note that in the second paragraph you disclose that your infomercials will be 28 and 2 minutes and in the fifth paragraph you state that they will be 22 and 2 minutes.

Response:

We have revised the document to comply with Comment #7.

The Marketplace, page 18

	8.	Please provide quantifiable and verifiable data to support your belief that the market place for health and fitness DVDs and videos is robust or delete this statement.

Response:

We have deleted the statement to comply with Comment #8.

	9.	We note the Nielson's study that you have cited.  Please advise as to the relevance of this statistic, as it appears to indicate merely that people using health clubs are watching more videos.

Response:

We have deleted the reference to comply with Comment #9.

	10.	Please delete your reference to the 12-DVD workout program, as it has no affiliation with you.

Response:

We have deleted the reference to comply with Comment #10.

	11.	Please delete your reference to Bally's Fitness and the IHRSA report as it is unclear how an increase in health memberships at fitness clubs would translate into a stronger demand for at-home fitness DVDs.
Alternatively, advise.

Response:

We have deleted the reference to comply with Comment #11.

	12.	We note your response to our prior comment 10 and reissue.  Please revise your "Business" and "MD&A" sections to specifically outline how you plans will change if you raise 25%, 50%, 75% and 100% of the offering proceeds. For example, we note that your advertising costs would change from $110,000 to $1,325,000. How specifically with the nature of your advertising change based on the amount of proceeds? Will you air more infomercials?
Advertise in fitness magazines? Please also provide more detail about the difference in "professional fees." Will your officers and directors receive greater salaries? Be specific.

Response:

We have revised the disclosure to comply with Comment #12.

	13.	Please revise here, in your "Use of Proceeds" section, and
elsewhere as applicable to provide a specific line item to disclose the amount you will spend annually to comply with your public company reporting requirements.

Response:

We have revised the disclosure to comply with Comment #13.

	14.	Please advise as to the basis for your belief that ballroom
dancing "is gaining popularity in the U.S."

Response:

We have deleted such sentence to comply with Comment #14.

Use of Proceeds, page 20

	15.	We note that you will spend the majority of the offering proceeds on advertising. Please revise you "Business" and "MD&A" section of your filing to provide a detailed discussion of your advertising plans and the basis of your cost estimates. Discuss, for example, the cost of airing your infomercials, where, when and how you plan to air these infomercials and the audience you intend to reach. Disclose all other forms of advertising you intend to use and the estimated cost of each.

Response:

We have revised the disclosure to comply with Comment #15.

	16.	We also note your chart showing the breakout of the infomercial and DVD cost. Please revise to provide two separate charts for the costs of the infomercial and DVD. Please also provide a narrative discussion as to how you arrived at these cost estimates.

Response:

We have revised the disclosure to comply with Comment #16.

Officer Compensation, page 25

	17.	Please specify the amount of wages that management will receive and how the amount will change if you raise 25%, 50%, 75% and 100% of the offering proceeds.

Response:

We have revised the disclosure to comply with Comment #17.

Proposed Milestones, page 30

	18.	 We note that you have an investor website and also a fitness DVD to show potential investors. Please revise your plan of distribution to discuss how your investor website and the fitness DVDs will be used to sell securities.

      Response:

We have revised the disclosure to comply with Comment #18.

	19.	Please revise here and throughout your filing to include the cost of the investor DVD, the source of funds, and the timeframe for completing this DVD.

Response:

We have revised the disclosure to comply with Comment #19.

	20.	Please revise your plan of distribution to disclose that you plan to target manufacturers that produce fitness clothing, shoes and nutrients or advise.

Response:

We have revised the disclosure to comply with Comment #20.

	21.	Please explain how you intend to broadcast on the internet and disclose the price of doing so.

Response:

We have revised the disclosure to comply with Comment #21.

	22.	We note that you intend to certify fitness instructors in the
Midwest and Northeast. Please disclose how you intend to train these instructors. If you need additional employees, please provide the estimated cost of their employment and include these costs in the breakdown of your "Use of Proceeds" chart that appears throughout your filing.

Response:

We have revised the disclosure to comply with Comment #22.

	23.	Please discuss how you plan to conduct investor relations
campaigns.

Response:

We have deleted this statement.

	24.	Please advise as to what you mean by "strategic Internet
partners."

Response:

We have revised the disclosure to comply with Comment #24.

Liquidity and Capital Resources, page 31

	25.	We note your statement that at your current state of operation s, you will need $50,000 for the next 12 months, which appears to conflict with disclosure elsewhere in your filing. Please reconcile or advise.

Response:

We have revised the disclosure to comply with Comment #25.

Financial Information, page F-1

	26.	We understand, from you accountant's report, that he has audited the statement of operations, shareholders' equity and cash flows for the six months ended June 30, 2010 and the year ended December 31, 2009. Your attention is directed to your Statement of Operations and Cash Flows. You have not presented the year ended December 31, 2009 in those statements. Further, you have presented the six month period ended June 30, 20090 as if it had been audited but it not mentioned in the accountant's report. Unaudited periods should be clearly identified and labeled. Finally, there is no requirement to present financial statements of for the three months ended June 30, 2010. Please omit these statements as your presentation is confusing.
Please expand and revise your financial statement presentation as appropriate. MD&A should be revised as well to discuss the periods for which financial statements have been presented.

Response:

We have revised the disclosure to comply with Comment #26.

	27.	The statement of shareholders' equity should generally show each separate issuance of equity securities. Please revise to comply with ASC 915-215-45-1 or supplementally support any combined issuances by reference to paragraph 45-2 thereunder.

Response:

We have revised the disclosure to comply with Comment #27.

	28.	Cumulative amounts from inception are required pursuant to ASC
915-225-45-1 and 915-230-45-1. As all periods have been audited, the auditor's report should make reference to the audited cumulative balances as well. Please revise, accordingly.

Response:

We have revised the disclosure to comply with Comment #28.

Note 6: Loans from Shareholders, page F-12

	29.	Your disclosure stating that loans from shareholders at June 30,
2010 and December 31, 2009 amounted to $221 does not appear to reconcile with the amount shown on your balance sheet on page F-3. Please revise for consistency.

Response:

We have revised the disclosure to comply with Comment #29.

Item 15. Recent Sales of Unregistered Securities, Page II-1

	30.	We note that you issued 8,750 shares of common stock to 35
accredited shareholders in a private placement transaction. We also note that you do not appear to have filed a Form D in connection with this transaction. Please advise.

Response:

The Company filed a Form D pertaining to the private placement on September 16, 2010.

Subscription Agreement, page Exhibit 10.3

	31.	Please revise at an appropriate place in the body of your
prospectus to summarize the material terms of the subscription agreement. Specifically include, for example, that subscriptions will be sold in increments of 1,000 shares.

Response:

We have deleted the language from the Subscription Agreement.

	32.	Please delete representations 3(A), 3(C) and 3(D) as they are not appropriate in public offerings of securities.

Response:

We have revised the document to comply with Comment #32.

	33.	Please advise as to why you have included representation 3(I), as it is unclear why you would require an opinion of counsel from security holders before they sell their shares.

Response:

We have revised the document to comply with Comment #33.

	34.	Please delete the last sentence in your "indemnification" section, as it is not appropriate for investors in a public offering to indemnify you.

Response:

We have revised the document to comply with Comment #34.

	35.	Please delete section 9(D), as choice of law provisions are not permitted in public offerings of securities.

Response:

We have revised the document to comply with Comment #35.

	36.	We note the statements that the securities are "subject to
restrictions on transferability and resale." Please advise as to the nature of these restrictions.

Response:

We have revised the document to comply with Comment #36.

	37.	Please remove the "Purchaser Questionnaire" or advise as to why it is appropriate in a public offering of securities.

Response:

We have removed the Purchaser Questionnaire to comply with Comment #37.